

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2021

Shannon Masjedi
Chief Executive Officer
Pacific Ventures Group, Inc.
117 West 9th Street, Suite 316
Los Angeles, California 90015

> **Re: Pacific Ventures Group, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 2, 2021**
> **File No. 333-253846**

Dear Ms. Masjedi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2021 letter.

Amendment No. 4 to Registration Statement on Form S-1

General

1. Please update your interim financial statements through March 31, 2021. Refer to Rule 8-08 of Regulation S-X. Please also update Management's Discussion and Analysis of Financial Condition and Results of Operations for the most recently completed quarter ended March 31, 2021.

Shannon Masjedi
Pacific Ventures Group, Inc.
July 15, 2021
Page 2

2.   We note your response to prior comment two. Please have counsel date the opinion as of a more recent date and fill in the blank for the number of shares offered in your offering.

   You may contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 if you have any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Manufacturing